UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 7, 2009

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ILLINOIS TOOL WORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	1-4797	36-1258310
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

3600 West Lake Avenue, Glenview, IL	60026-1215
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

Illinois Tool Works Inc. (the "Company" or "ITW") has filed this Current Report on Form 8-K in order to revise the historical financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 10-K") and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 ("2009 First Quarter 10-Q") to reflect the reclassification of results of operations from discontinued operations to continuing operations in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144").

In August 2008, the Company's Board of Directors authorized the divestiture of the Decorative Surfaces segment. Beginning with the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, consistent with the provisions of SFAS 144, the assets and liabilities of the Decorative Surfaces segment were classified as held for sale and the segment's operating results were presented as discontinued operations. In May 2009, the Company's Board of Directors rescinded its earlier resolution to divest the Decorative Surfaces segment. Beginning with the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, the Decorative Surfaces segment was reclassified as a continuing operation. Exhibit 99.1 and 99.2 to this Form 8-K update Part II, Items 6, 7 and 8 of ITW's 2008 10-K, and Part I, Items 1 and 2 of ITW's 2009 First Quarter 10-Q, respectively, to present the Decorative Surfaces segment as a continuing operation. Additionally, certain reclassifications of previously reported amounts have been made to conform to current year segment reporting and to reclassify noncontrolling interest from other noncurrent liabilities to noncontrolling interest in stockholders' equity in accordance with Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51.

By virtue of this Current Report, the Company will be able to incorporate the updated information by reference in future registration statements. The information included in this Form 8-K does not in any way restate or revise the Company's net income in previously reported financial statements. This Form 8-K does not reflect events occurring after the filing of the 2008 10-K or the 2009 First Quarter 10-Q and, except as described above, does not modify or update any other disclosures therein.

Item 9.01. Financial Statements and Exhibits

(c)   Exhibits

Exhibit Number	Exhibit Description
23	Consent of Independent Registered Public Accounting Firm
99.1	Illinois Tool Works Inc. Updates to 2008 Annual Report on Form 10-K
99.2	Illinois Tool Works Inc. Updates to Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2009

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: <u>August 7, 2009</u>   By: <u>/s/ Ronald D. Kropp</u>
                                                                Ronald D. Kropp
                                                                Senior Vice President & Chief Financial Officer
                                                                (Principal Accounting Officer)